Filed by Cobalt Corporation
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-6 of the Securities
Exchange Act of 1934

Subject Company: Cobalt Corporation
Commission File No.: 1-14177

     Certain statements contained in this filing contain forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in Cobalt's and WellPoint's various SEC reports, including, but not limited to, Cobalt's and WellPoint's respective Annual Reports on Form 10-K for the year ended December 31, 2002.

     This filing may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint Health Networks Inc. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement/prospectus, dated August 22, 2003, regarding the proposed transaction. The final proxy statement/prospectus has been sent to the stockholders of Cobalt seeking their approval of the proposed transaction. Stockholders of Cobalt are encouraged to read the final proxy statement/prospectus because it contains important information about the proposed transaction. The final proxy statement/prospectus and all other documents filed or to be filed by Cobalt or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from Cobalt's and WellPoint's respective corporate secretaries. Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers is included in the final proxy statement/prospectus.


FOR IMMEDIATE RELEASE                                         September 19, 2003
---------------------

WellPoint Contacts:                     Cobalt Contacts:
Investors: John Cygul (805) 557-6789    Investors: Cindy Klimstra (414) 226-6973
Media: Ken Ferber (805) 557-6794        Media: Jill Becher (414) 226-5413

                          WELLPOINT HEALTH NETWORKS AND
                     COBALT CORPORATION RECEIVE APPROVAL OF
                WISCONSIN OFFICE OF COMMISSIONER OF INSURANCE AND
                       BLUE CROSS BLUE SHIELD ASSOCIATION

THOUSAND OAKS, CA and MILWAUKEE, WI - WellPoint Health Networks Inc. (NYSE:WLP) and Cobalt Corporation (NYSE:CBZ) today announced that the Wisconsin Office of the Commissioner of Insurance (the "OCI") has issued an order approving their proposed merger. Approval has also been received from the Blue Cross Blue Shield Association in Chicago.

Under the Merger Agreement signed by the two companies in June 2003, and under Wisconsin State law, approval of the OCI is a condition to completion of the transaction. In addition, among other approvals, the stockholders of Cobalt must approve the transaction. The Wisconsin United for Health Foundation, Inc. which currently holds approximately 60% of the outstanding common stock of Cobalt, has agreed to vote its shares in favor of the transaction. A stockholders' meeting to approve the transaction is scheduled for September 23, 2003. WellPoint and

Cobalt intend to complete the transaction as soon as possible after receipt of all necessary approvals. The companies currently expect to close the transaction by the early fourth quarter of 2003.

"We are pleased with the thorough review process undertaken by the Office of the Commissioner of Insurance and we are obviously pleased with the approval decision," said Stephen Bablitch, chairman and CEO of Cobalt Corporation.

"WellPoint believes the Wisconsin Office of the Commissioner of Insurance and Commissioner Jorge Gomez undertook and completed a careful and fair review of the transaction," said Leonard D. Schaeffer, chairman and CEO of WellPoint. "We want to express our gratitude to the Blue Cross Blue Shield Association for its approval of this merger which will strengthen the Blue brand in Wisconsin."

WellPoint Health Networks Inc. serves the health care needs of more than 13.3 million medical members and more than 49 million specialty members nationwide through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, HealthLink and UNICARE. WellPoint may be found on the web at www.wellpoint.com. Blue Cross of California, Blue Cross and Blue Shield of Georgia, and Blue Cross and Blue Shield of Missouri, are independent licensees of the Blue Cross Blue Shield Association.

Cobalt Corporation is an independent licensee of the BlueCross BlueShield Association, and holds the exclusive license to use the Blue Cross and Blue Shield names and marks in the state of Wisconsin. Cobalt is one of four publicly traded Blue Cross and Blue Shield companies. Headquartered in Milwaukee, Wis., Cobalt Corporation offers a diverse portfolio of complementary insurance, managed care products and administrative services to employer, individual, insurer and government customers. For more information, visit the website at www.cobaltcorporation.com.

Cautionary Statement: Certain statements contained in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, general business conditions, competition among managed care companies, rising health care costs, trends in medical care ratios, health care reform and other regulatory issues. Additional risk factors are listed from time to time in WellPoint's various reports filed with the SEC, including, but not limited to, its annual report on Form 10-K for the year ended December 31, 2002.


This press release may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus, dated August 22, 2003, regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of Cobalt seeking their approval of the proposed transaction. Stockholders of Cobalt are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by Cobalt or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from Cobalt's and WellPoint's respective corporate secretaries. Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers is included in the final proxy statement-prospectus.

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